FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  June 12, 2003

/s/ Bradford Cooke

Bradford Cooke

President

                                      Trading Symbol TSX:CCM

     Suite 800 - 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1 Tel: (604) 685-9700 Fax: (604) 685-9744

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

FINAL TRANSFER OF BENZDORP PROPERTY

TO CANARC'S SUBSIDIARY NOW COMPLETED

Vancouver, British Columbia, Canada

                June 9, 2003

Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) ("Canarc" or the "Company") announces that the final transfer of the Benzdorp property exploration concessions in Suriname from Grassalco, the state mining company, to Canarc's subsidiary, Benzdorp Gold NV, has now been completed.

Canarc's rights to acquire and develop the Benzdorp property are set out in a Shareholders Agreement dated April 1996 and an Amending Agreement dated August 2002.  The Company owns 40% of the voting shares of Benzdorp Gold NV and holds an option to earn an additional 40% currently in escrow by paying US$300,000 to Grassalco, spending US$3,000,000 on exploration and delivering a positive feasibility study.  Grassalco's 20% of the voting shares gives it the right to receive either a floating net revenue interest (NSR) of 1.5% to 6% based on the price of gold or a 20% net profits interest (NPI) after Canarc recovers all of its capital investment with interest.

At 1,380 km2, Benzdorp is one of the largest mineral properties in the country.  The Benzdorp property is also the most prolific gold producing region in all of Suriname, having produced over 1,000,000 oz. gold historically, including 500,000 oz. from bucket-line dredging and 500,000 oz. by porknocking (small scale hydraulic mining) of the extensive, gold rich alluvial placer deposits.

From 1996 to 1997, Canarc explored the easternmost 5% of the property, and discovered several bulk tonnage and/or high-grade gold prospects within a semi-continuous, gold mineralized belt 20 km long.  Virtually every creek draining this gold mineralized belt has been mined for gold.  More recently, Canarc has focused on trenching of the large JQA porphyry-style bulk tonnage target and the Pointu Kreek shear-type high grade target that flanks JQA to the west. Canarc is now preparing to commence the first drilling program on the property.  The drill has cleared customs in Suriname and will be mobilized to the Benzdorp area this week.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company's principal asset is its 100% interest in the 1.3 million oz New Polaris gold deposit located in northwestern British Columbia.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf Of The Board Of Directors

CANARC RESOURCE CORP.

"Bradford Cooke"

Bradford J. Cooke

President

For more information, please contact Gregg Wilson at tel: (604) 685-9700, fax: (604) 685-9744, email info@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.